Exhibit 99.1

POMDOCTOR LIMITED Regains Compliance with Nasdaq Bid Price Requirement

GUANGZHOU, China, July 13, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions and predictive healthcare capabilities, today announced that on July 10, 2026, the Company received a letter (the “Compliance Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement of $1.00 per share under Nasdaq Listing Rule 5450(a)(1). As a result, the matter has been closed.

As previously disclosed, on January 29, 2026, the Company received a notification letter from Nasdaq indicating that the closing bid price of the Company’s American Depositary Shares had been below $1.00 per share for 30 consecutive business days. Nasdaq has since determined that, for the last 10 consecutive business days, from June 25, 2026 to July 9, 2026, the closing bid price of the Company’s American Depositary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1).

With Nasdaq’s confirmation of compliance, Pomdoctor American Depositary Shares will continue to be listed on Nasdaq under the ticker symbol “POM.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com